



Ampicity
LEVEL 3 EV CHARGING, EVERYWHERE

Invest in Ampicity

EV fast charging anywhere using repurposed EV batteries – at no cost to property owners.

$50M SAFE valuation cap | $500 min. investment

Invest Now | View Form C | View All Filings

Invest in Ampicity

Total Invested: Awaiting Data

Crowd SAFE under Reg CF

Investing in a SAFE means being entitled to a number of shares in the future, if the SAFE converts to equity. If converted, the SAFE's valuation cap determines the price and quantity of shares you receive. If the company valuation is higher than the valuation cap at the time of the conversion, investors earn a return. Learn more about this offering structure below and in the Form C filed with the SEC.

$50M SAFE valuation cap | $500 investor min. | Ends 7/1/2024 | $10k min. offering | $5M max. offering

Invest Now | View Form C | View All Filings

Opportunity
Market
Traction & Story
Competitive Advantage
Founders
Revenue Model
Financials & Details
Investor Perks
Updates
Discussion

Opportunity

We are offering individuals an opportunity to invest in EV fast charging infrastructure.

3d rendering of Ampicity fast charging technology.

Ampicity will place EV fast chargers virtually anywhere: hotels, apartments/condos, retail, restaurants, sports facilities, auto dealers, office buildings, convenient stores, etc. These fast chargers utilize repurposed EV batteries, and will be available to property owners at no cost – and, in fact, they will be paid a monthly lease payment.

It is widely recognized that today's EV fast chargers are prohibitively expensive to property owners – and they will probably never earn ROI. With our repurposed EV battery system, we can place a charger at a property at no expense to the property owner, and simply charge an EV owner with a direct-payment link. We are then able to pay a variable lease payment to the property owner. E500 installation times are very short, since there is no significant construction and minimum infrastructure necessary. We supply, own, and maintain the chargers, at no cost to the property owner. In fact, they earn ROI.

We supply, own, and maintain the chargers, at no cost to the property owner. In fact, they earn ROI within a month.

The demand for this product will be massive. Auto manufactures are now having to reduce efforts to supply EVs, primarily because of consumer range and charging anxiety. With "EV Charging, Everywhere", we can significantly improve drivers' experiences. Looking to the future, an EV owner could count on never having to "schedule" a stop to recharge their car, since they will be able to fast charge anywhere they normally drive to. No more having to plan a stop just to refuel their vehicle.

Why invest in this company?

- Ampicity fast chargers can be placed anywhere

- We use repurposed EV batteries – readily available

- Property owners will demand our "EV charging as a service"


3D rendering of Ampicity fast charging technology.

Market

We operate in a large and growing market.

Our market research has confirmed that hotel tourist and business travelers demand EV charging on location if they are driving an EV: It is literally becoming an amenity, like a swimming pool or "breakfast included". Shoppers and restaurant customers want EV charging while they are shopping or eating. Apartment and condo dwellers, without access to a garage with a wall charger, look for EV charging availability on site. Gas stations and C-stores are losing customers as more people drive EVs. They must offer EV fast charging.

Our market is infinite – but competitor offerings are prohibitively expensive for property owners. We have seen data showing fast-charger installation costs upwards of $250,000 each – plus ongoing maintenance. With these expenses, there is little or no ROI for property owners long term.

Problem

There are very few locations to charge an EV in 20-30 minutes or so (vs overnight). Often times, these fast chargers are poorly maintained or out of service. And the basic reason for this is that they are too expensive for the property owner, and do not generate meaningful revenue. Therefore, this lack of availability hampers society's long-term efforts to move to EVs from ICE vehicles.

Solution

Our solution is multi-faceted:

- We can install our e500 EV fast chargers on virtually any commercial property – and generally within a month or so (vs 3-6 months, or longer for competitors).

- Importantly, we use repurposed EV batteries, therefore preserving the environment. The supply of these batteries today is virtually unlimited, and growing.

- We supply, own, and maintain the chargers, at no cost to the property owner. In fact, they earn ROI within a month.



3D rendering of Ampicity fast charging technology.

Traction

New entrants to the market, setting our sights on success.

Ampicity was incorporated in October 2022. Since then, we have been assembling a diverse group of experienced professionals to drive the company forward, designing the e500 charging device, and building our corporate strategy. We have purposefully not shared our progress with influencers. We have identified well over 200 journalists, institutional investors, analysts, and other influencers that we will notify when we reach initial funding levels.



3D rendering of Ampicity fast charging technology.

Unit economics for each connected E500 charging station:

Raw e500 cost (CapEx)	$ 75,000
Installation cost (CapEx)	$ 30,000
Energy cost @ $0.18 kWh	$ 24,792
Maintenance cost	$ 2,600
Partner lease	$ 6,000
Revenue @ $0.48 kWh	$ 52,560
Annual gross profit	$ 19,168

Based on avg. 6 charges per day @50kwh per charge (28.5% utilization). These unit economics reflect forecasted figures, not actual results. For more information on risks to investors, including those related to to forward-looking statements, please refer to the Form C offering statement.

Competitive Advantage

Faster installation, no cost to property owners.

Ampicity's fast chargers are easily and quickly installed on virtually any commercial property, versus months or years to install competitors' chargers. Our unique financial model features no capex or cost to the property owner – and, in fact, they earn a share of the charging revenue (versus competitors' prohibitive costs and maintenance).

Founding Team

Seasoned experts who have shaped our industry.

Our people have started, built, and sold companies previously. We also have a diverse engineering group with Master-level engineers and varied backgrounds. And we are developing a marketing and sales group with experienced and successful professionals.

Brad Bakema
Chief Executive Officer



Biography



25 years experience in technology sales and management. Experience in both small and large company technology and sales

Michael Rhodes
Chief Operating Officer



Biography



Former Chief Quality Officer, Motorola; Global Head of Quality for Technology at HSBC/UK. Significant project & program management experience.

Joe Lynch
Executive VP



Biography



25 year experience as director, several startup companies; currently CEO of large electronic security company.

Donald Klahre
Executive VP



Biography



CitiGroup, Fisher Investments – sales management up to 1500 associates. Venture capital, corporate finance, and startup consulting experience.

Kyle Vos Strache



IP / Corporate Counsel



Biography

Entrepreneurial attorney , focus on IP and asset creation. Began practice as a partner at a top 100 law firm, now founder of boutique law firm specializing on IP and startup management teams

Peter Bakema
President & Chairman



Biography

Chairman and CEO of several private and public companies. Has developed several granted and pending patents.

Revenue Model

Volume based revenues tied to every installed fast-charging system.

Revenues will be generated by EV drivers charging their cars with our conveniently placed fast chargers. Our e500 sales focus will be to place our chargers in as many diverse properties as possible, initially. In time, we will additionally focus on adding more chargers to existing locations. Our plan is to begin operations in Florida, as they are the #2 state in the US for EV adoption and have an accommodative business climate. Our ability to place units will be primarily determined by the amount of capital raised to build them, as there are hundreds of thousands of potential business locations to work with.

The primary metrics of our success will be the number of e500s that we have placed in service, and the sale/cost spread for electricity sold. For example, within 4 years, we plan to have in excess of 600 e500s in service, generating more than $35 million in gross revenues.

Financial Highlights

Our plan for achieving scale, by the numbers.

We plan to grow Ampicity by continuously raising capital, driving towards a listed IPO by year 3-4. We will structure our finances to invest all profits in growing our in-service inventory of chargers, rather than allocate out profits in the form of dividends or share buybacks.

Projected financials over 20-year timespan:

Material and installation costs (CapEx)	$ 11.1 Billion
Operation costs (OpEx)	$ 28.6 Billion
Overhead costs (OpEx)	$ 6.4 Billion
Total costs	$ 46.1 Billion
Total revenues	$ 64.1 Billion
Total gross profits	$ 18.0 Billion

Based on an assumed network of 108,431 e500 units, which is a projected figure and is based on estimates by the management team. These projected financials reflect managements expectations rather than achieved or guaranteed results; as such they are a forward-looking statement and should be considered as such. For more information on risks to investors, including those related to to forward-looking statements, please refer to the Form C offering statement.

Use of Proceeds

Initial Raise: e500 Design Verification, Validation, and Initial Deployments

Overall		Reg CF Minimum Raise		Milestone 2 Raise	
Target:	$	10,000.00	$	5,000,000.00	
Legal, Accounting & Admin	$	7,850.00	78.5%	$	400,000.00	8.0%
Marketing	$	1,500.00	15.0%	$	1,000,000.00	20.0%
Salaries	$	-	0.0%	$	-	0.0%
Brokerage Fees @ 6.5% of raise	$	650.00	6.5%	$	325,000.00	6.5%
Miscellaneous (risk mitigation) @ 2.5% of raise	$	-	0.0%	$	125,000.00	2.5%
Research & Development (see breakdown below)	$	-	0.0%	$	3,150,000.00	63.0%
Use of Funds Total:	$	10,000.00	100.0%	$	5,000,000.00	100.0%

Use of proceeds, also available along with further details in the Form C submitted to the SEC.

Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Invest in Ampicity's vision for scalable and cost efficient EV fast-charging

$50M SAFE valuation cap $500 min. investment

Invest Now   View Form C   View All Filings

Updates & Press

Press coverage and investor updates below

When updates become available, they'll be posted here.

Frequently Asked Questions

Investor frequently asked questions

Common questions and answers for investors can be found here.

What is Regulation CF? ⊗

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; by investing in a Regulation CF Offering, you aren't buying products or merchandise - you are buying securities from a company that has filed a Form C with the US Securities and Exchange Commission.

Investments in securities of any kind carry inherent levels of risk - all investors should review the Form C in entirety before making an investment, including any risk disclosures. You can learn more about Regulation CF here.

Who is eligible to invest? ⊗

The American JOBS ACT has created a new opportunity for entrepreneurs to raise capital and investors to now invest in private, early-stage opportunities. Previously these early-stage investments were limited to accredited investors (those with a net worth or more than $1M or income of more than $200k). Although this is a new and exciting opportunity, there are still some limitations placed around how much a non-accredited investor may invest - please consult the __Issuance Express education page__ to learn more.

What are the tax implications of making a Reg CF investment? ⊗

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

How was the valuation calculated? ⊗

The securities offered in this offering are units of a SAFE, or Simple Agreement for Future Equity. This means that the offering does not assign or imply a valuation today, but rather offers the potential for the SAFE to convert to equity at a future valuation of $50M. For more information about the securities, conversion scenarios, and the structure of this offering, investors should consult the Form C filed with the SEC (linked on this page).

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering? ⊗

You should not plan on being able to readily transfer and/or resell your securities. Currently there is no market or liquidity for these securities and the Company does not have any plans to list on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists on an exchange, is acquired, or goes bankrupt.

What is Issuance Express? ⊗

Jumpstart Micro, Inc d.b.a. Issuance Express ("Issuance Express") is a Funding Portal registered with the SEC and a member of FINRA. Under Regulation Crowdfunding, Issuance Express acts as an intermediary platform for Issuers (companies selling securities in compliance with the regulations) and Investors (individuals purchasing securities offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever. Please see the disclosures for more details.

Discussion

Investor questions for the company

Thank you for your interest in Ampicity! If you have a question that pertains to the company, our industry, our business model, or our technology, please submit it via the Q&A section below and a member of our team will respond directly.

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